ASUR Announces Total Passenger Traffic for December 2019

On a YoY basis, passenger traffic increased 3.6% in Mexico, 19.6% in Puerto Rico and 11.6% in Colombia

MEXICO CITY, Jan. 8, 2020 /PRNewswire/ -- Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) ASUR a leading international airport group with operations in Mexico, the U.S. and Colombia, today announced that total passenger traffic for December 2019 increased 7.9% when compared to December 2018. Passenger traffic increased 3.6% in Mexico, 19.6% in Puerto Rico and 11.6% in Colombia.

This announcement reflects comparisons between December 1 through December 31, 2019 and 2018. As well as figures for 2019 and 2018.Transit and general aviation passengers are excluded for Mexico and Colombia.

Passenger Traffic Summary
	December		% Chg	Year to date		% Chg
	2018	2019		2018	2019
Mexico	3,005,463	3,113,870	3.6	33,247,315	34,161,842	2.8
Domestic Traffic	1,429,097	1,487,771	4.1	15,843,617	16,683,996	5.3
International Traffic	1,576,366	1,626,099	3.2	17,403,698	17,477,846	0.4
San Juan, Puerto Rico	784,054	937,716	19.6	8,373,679	9,448,253	12.8
Domestic Traffic	701,306	845,671	20.6	7,469,211	8,455,993	13.2
International Traffic	82,748	92,045	11.2	904,468	992,260	9.7
Colombia	1,049,815	1,171,191	11.6	10,647,523	12,052,135	13.2
Domestic Traffic	894,749	996,876	11.4	9,061,166	10,231,479	12.9
International Traffic	155,066	174,315	12.4	1,586,357	1,820,656	14.8
Total Traffic	4,839,332	5,222,777	7.9	52,268,517	55,662,230	6.5
Domestic Traffic	3,025,152	3,330,318	10.1	32,373,994	35,371,468	9.3
International Traffic	1,814,180	1,892,459	4.3	19,894,523	20,290,762	2.0

Mexico Passenger Traffic
		December		% Chg	Year to date		% Chg
		2018	2019		2018	2019
Domestic Traffic		1,429,097	1,487,771	4.1	15,843,617	16,683,996	5.3
CUN	Cancun	787,311	770,284	(2.2)	8,777,510	8,980,397	2.3
CZM	Cozumel	18,072	17,739	(1.8)	171,328	189,640	10.7
HUX	Huatulco	61,538	61,778	0.4	679,234	749,048	10.3
MID	Merida	207,347	240,204	15.8	2,234,818	2,573,490	15.2
MTT	Minatitlan	12,524	12,334	(1.5)	189,892	140,616	(25.9)
OAX	Oaxaca	78,669	104,758	33.2	852,280	1,047,961	23.0
TAP	Tapachula	34,939	38,652	10.6	315,818	372,626	18.0
VER	Veracruz	121,370	127,831	5.3	1,422,870	1,406,796	(1.1)
VSA	Villahermosa	107,327	114,191	6.4	1,199,867	1,223,422	2.0
International Traffic		1,576,366	1,626,099	3.2	17,403,698	17,477,846	0.4
CUN	Cancun	1,484,853	1,525,467	2.7	16,424,506	16,501,592	0.5
CZM	Cozumel	36,971	32,624	(11.8)	408,391	356,783	(12.6)
HUX	Huatulco	16,933	19,798	16.9	140,071	143,239	2.3
MID	Merida	18,483	24,678	33.5	216,798	217,159	0.2
MTT	Minatitlan	516	613	18.8	6,894	7,543	9.4
OAX	Oaxaca	10,393	13,867	33.4	98,757	148,284	50.2
TAP	Tapachula	900	1,050	16.7	14,801	12,857	(13.1)
VER	Veracruz	5,563	6,080	9.3	65,699	68,785	4.7
VSA	Villahermosa	1,754	1,922	9.6	27,781	21,604	(22.2)
Traffic Total Mexico		3,005,463	3,113,870	3.6	33,247,315	34,161,842	2.8
CUN	Cancun	2,272,164	2,295,751	1.0	25,202,016	25,481,989	1.1
CZM	Cozumel	55,043	50,363	(8.5)	579,719	546,423	(5.7)
HUX	Huatulco	78,471	81,576	4.0	819,305	892,287	8.9
MID	Merida	225,830	264,882	17.3	2,451,616	2,790,649	13.8
MTT	Minatitlan	13,040	12,947	(0.7)	196,786	148,159	(24.7)
OAX	Oaxaca	89,062	118,625	33.2	951,037	1,196,245	25.8
TAP	Tapachula	35,839	39,702	10.8	330,619	385,483	16.6
VER	Veracruz	126,933	133,911	5.5	1,488,569	1,475,581	(0.9)
VSA	Villahermosa	109,081	116,113	6.4	1,227,648	1,245,026	1.4

Passenger Traffic, San Juan Airport (LMM)
		December		% Chg	Year to date		% Chg
		2018	2019		2018	2019
SJU Total		784,054	937,716	19.6	8,373,679	9,448,253	12.8
Domestic Traffic		701,306	845,671	20.6	7,469,211	8,455,993	13.2
International Traffic		82,748	92,045	11.2	904,468	992,260	9.7

Colombia Passenger Traffic Airplan
		December		% Chg	Year to date		% Chg
		2018	2019		2018	2019
Domestic Traffic		894,749	996,876	11.4	9,061,166	10,231,479	12.9
MDE	Rionegro	651,095	717,604	10.2	6,418,530	7,409,418	15.4
EOH	Medellin	94,589	104,044	10.0	1,055,694	1,095,291	3.8
MTR	Monteria	86,921	109,361	25.8	936,161	1,028,309	9.8
APO	Carepa	17,417	21,541	23.7	200,910	226,951	13.0
UIB	Quibdo	34,730	38,682	11.4	357,169	384,487	7.6
CZU	Corozal	9,997	5,644	(43.5)	92,702	87,023	(6.1)
International Traffic		155,066	174,315	12.4	1,586,357	1,820,656	14.8
MDE	Rionegro	155,066	174,315	12.4	1,586,357	1,820,656	14.8
EOH	Medellin	-	-		-	-
MTR	Monteria	-	-		-	-
APO	Carepa	-	-		-	-
UIB	Quibdo	-	-		-	-
CZU	Corozal	-	-		-	-
Traffic Total Colombia		1,049,815	1,171,191	11.6	10,647,523	12,052,135	13.2
MDE	Rionegro	806,161	891,919	10.6	8,004,887	9,230,074	15.3
EOH	Medellin	94,589	104,044	10.0	1,055,694	1,095,291	3.8
MTR	Monteria	86,921	109,361	25.8	936,161	1,028,309	9.8
APO	Carepa	17,417	21,541	23.7	200,910	226,951	13.0
UIB	Quibdo	34,730	38,682	11.4	357,169	384,487	7.6
CZU	Corozal	9,997	5,644	(43.5)	92,702	87,023	(6.1)

About ASUR

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a leading international airport operator with a portfolio of concessions to operate, maintain and develop 16 airports in the Americas. This comprises nine airports in southeast Mexico, including Cancun Airport, the most important tourist destination in Mexico, the Caribbean and Latin America, and six airports in northern Colombia, including Medellin international airport (Rio Negro), the second busiest in Colombia. ASUR is also a 60% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport serving the capital of Puerto Rico, San Juan. San Juan's Airport is the island's primary gateway for international and mainland-US destinations and was the first, and currently the only major airport in the US to have successfully completed a public–private partnership under the FAA Pilot Program. Headquartered in Mexico, ASUR is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares. For more information, visit www.asur.com.mx

CONTACT: ASUR, Lic. Adolfo Castro, +52-55-5284-0408, acastro@asur.com.mx; InspIR Group, Susan Borinelli, +1-646-330-5907, susan@inspirgroup.com